Boston Brussels Chicago Dallas Düsseldorf Frankfurt Houston London Los Angeles Miami

Milan Munich New York Orange County Paris Rome Seoul Silicon Valley Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)

Eric Orsic Attorney at Law eorsic@mwe.com +1 312 984 7617

September 25, 2017

Via EDGAR

Mr. Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Hamilton Beach Brands Holding Company

Amendment No. 2 to Registration Statement on

Form S-1 Filed September 18, 2017

File No. 333-220066

Dear Mr. Spirgel:

On behalf of Hamilton Beach Brands Holding Company, Inc. (the “Company”), set forth below are responses to the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated September 22, 2017 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-1 that was submitted on September 18, 2017 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below.

Concurrently with the submission of this letter, the Company is submitting, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”), reflecting the responses of the Company below. Amendment No. 3 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

U.S. practice conducted through McDermott Will & Emery LLP.

444 West Lake Street Suite 4000 Chicago Illinois 60606-0029 Telephone: +1 312 372 2000 Facsimile: +1 312 984 7700 www.mwe.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources of Hamilton Beach Holding – Before and After the Spin-off, page 59

1.	Please discuss how you intend to fund the $35 million dividend payable prior to the spin- off.

The Company has revised pages 59 and 69 of Amendment No. 3 to disclose that the Company will fund the $35 million dividend by additional borrowings under the Hamilton Beach Brands, Inc. revolving credit facility.

Unaudited Condensed Consolidated Balance Sheets, page X-1

We note that you expect Hamilton Beach Brands to declare and pay a $35 million dividend in September 2017, prior to the spin-off. Please revise to present this dividend together with a distribution accrual in a pro forma column alongside your most recent historical balance sheet.

The Company has revised the most recent historical balance sheet to present this dividend together with a distribution accrual in a pro forma column on page X-1 of Amendment No. 3.

*        *        *         *

Please contact me at (312) 984-7617 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eorsic@mwe.com and facsimile transmissions may be sent to my attention at (312) 984-7700.

Sincerely,

/s/ Eric Orsic
Eric Orsic